FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 11 September 2003 – 22 October 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Releases

1.1	Telecom shareholders welcome new director and pass all resolutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox Company Secretary

Dated:	22 October 2003

9 October 2003

MEDIA RELEASE

Telecom shareholders welcome new director and pass all resolutions

Telecom shareholders welcomed former Bank of New Zealand Chief Executive Lindsay Pyne as a director at the Company’s annual meeting, held today for the first time in Auckland.

About 300 shareholders who attended were asked to vote on seven resolutions, all of which were passed by a very substantial majority

Chairman Roderick Deane said he was delighted shareholders had supported so strongly the Board’s belief that Mr Pyne would be a valuable addition to the board.

“While Lindsay was Chief Executive of the BNZ he turned the bank around from a huge loss to a profitable position. Since that time, he has had considerable international experience at a very senior level, experience which Telecom looks forward to benefiting from.”

Other resolutions passed by shareholders related to:

•	The issue of options and shares to Chief Executive Theresa Gattung as part of her remuneration package;

•	An increase in the total directors’ fee pool; and

•	The re-election of Roderick Deane and Paul Baines as directors.

Dr Deane explained to shareholders that remuneration was both performance and market driven. He also said the company was moving away from options as the primary long term incentive for senior staff.

Regarding the directors’ fee pool, Dr Deane said it was being increased to allow for the appointment of additional directors and to allow for increases in directors’ fees. The modest increase in current directors’ fees will be the first increase since 1999, reflecting the broader governance role required of directors and the increase in size of the company since acquiring AAPT.

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Dr Deane said he welcomed shareholder debate on issues of importance.

“I’m pleased our shareholders show an active interest in our governance. It provides us with an opportunity to demonstrate the manner in which the board and staff endeavor always to manage the company in the best interests of shareholders.

The list of resolutions, along with the outcome of shareholder voting, is provided below:

RESOLUTION 1

That the directors be authorised to fix the Auditors’ remuneration.

% of share voted for: 99.46%

% of shares voted against: 0.54%

RESOLUTION 2

That Dr Roderick Deane be re-elected as a director of the Company

% of share voted for: 96.49%

% of shares voted against: 3.51%

RESOLUTION 3

That Mr Paul Baines be re-elected as a director of the Company.

% of share voted for: 97.82%

% of shares voted against: 2.18%

RESOLUTION 4

That remuneration of not more in aggregate than NZ$1.5 million per annum (being an increase of NZ$550,000 is hereby authorised and determined as being payable to the directors of the Company for their services as directors of the Company and its subsidiaries (but not for services as Managing Director).

% of share voted for: 98.68%

% of shares voted against: 1.32%

RESOLUTION 5

That Mr Lindsay Pyne be elected as a director of the Company.

% of share voted for: 91.87%

% of shares voted against: 8.13%

RESOLUTION 6

That approval is given for the issue by the Company’s Board of Directors to Ms Theresa Gattung (the Company’s Chief Executive Officer and Managing Director) during the period to 30 September 2006 of up to (in aggregate) 500,000 ordinary shares in the company, under the Performance Incentive Scheme, on the terms

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set out in the explanatory notes accompanying the 2003 Notice of Annual Meeting of Shareholders.

% of share voted for: 98.38%

% of shares voted against: 1.62%

RESOLUTION 7

That approval is given for the issue by the Company’s Board of Directors to Ms Theresa Gattung (the company’s Chief Executive Officer and Managing Director) during the period to 30 September 2006 of up to (in aggregate) 1,500,000 options to acquire ordinary shares in the Company, under the Performance Incentive Scheme, on the terms set out in the explanatory notes accompanying the 2003 Notice of Annual Meeting of Shareholders.

% of share voted for: 97.75%

% of shares voted against: 2.25%

For further information please contact:

John Goulter

Public Affairs and Government Relations Manager

Phone 04 498 9369, 027 232 4303 or

john.goulter@telecom.co.nz

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